UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020 (Report No. 3)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported, on July 23, 2020, Therapix Biosciences Ltd. (the “Company” or “Therapix”) reported that it submitted to the Tel Aviv-Jaffa District Court (the “Court”) a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for the economic rehabilitation of the Company (the “Rehabilitation Petition”), case number 53710-07-20.

Subsequently, on August 6, 2020, Pure Capital Ltd., one of the Company’s shareholders, filed a petition with the with the Court (in its capacity as an Economic Court), requesting an order to have the results of the Company’s annual general meeting held on August 4, 2020 (the “General Meeting”) declared invalid (the “Invalidation Petition”), mainly due to the Company’s reliance on discretionary voting of the depositary bank for the Company’s American Depositary Shares. The Court asked for the company and directors response by no later than August 13, 2020, which has been extended.

In addition, on August 11, 2020, and with respect to the Rehabilitation Petition and Company’s insolvency proceedings, Pure Capital Ltd. proposed (the “Pure Capital Proposal”) to deposit $1,500,000 with the Company’s temporary trustee nominated by the Court to cover and pay all of the Company’s debts, without derogating from any other creditor’s rights towards the Company. The $1,500,000 deposit would be provided as a subrogated loan to the Company, inferior to any other debt of the Company, to be repaid only from the proceeds of future public issuances of, or be converted into, ordinary shares of the Company. The Pure Capital Proposal was made subject to the replacement of the Company’s current board of directors with Pure Capital’s designated nominees that were voted upon at the General Meeting.

The Company’s Board of Directors approved the Pure Capital Proposal, which is now pending the Court’s approval

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: August 14, 2020	By:	/s/ Dr. Ascher Shmulewitz
Name: Dr. Ascher Shmulewitz Title: Executive Chairman of the Board of Directors

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